VIA EDGAR	October 3, 2012

Sandra Hunter
Sonia Barros
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re: Renegade Ventures, Inc.
Registration Statement on Form S-11
Filed August 23, 2012
File No. 333-183499

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

Describe how and when a company may lose emerging growth company status;

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

State your election under Section 107(b) of the JOBS Act:

m If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

m If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

The company qualifies as an “emerging growth company” as defined by the Jumpstart Our Business Startups Act.  However, the Company has decided to opt out of being defined as a emerging growth company pursurant to Section 107(b) of the JOBS Act.

2. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

There are no written materials or research reports that will be published or distributed other than the prospectus filed.

3. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would “scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419.” See Securities Act Release No. 33-6932 (April 28, 1992).

Due to your financial condition, even assuming the maximum offering amount, it is unclear how you have disclosed a specific business plan that would allow you to continue as a going concern. Further, your current assets, operations, and revenues are nominal in nature.
In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering.

We are not a blank check company. The Company does have a specific business plan and intends to carry out the specific business plan. The Company has no intention of entering into any type of reverse merger with an entity in an unrelated business. The Company’s business, is stated to be as follows:

Our real estate investments are expected to include:

●	income-producing residential properties;

●	properties undervalued and/or in need of some repairs; and

●	new development properties.

We intend to seek potential property acquisitions meeting the above criteria and which are located throughout the United States. We believe the most important criteria for evaluating the markets in which we intend to purchase properties include:

●	historic and projected population growth;

●	historically high levels of tenant demand and lower historic investment volatility for the type of property being acquired;

●	markets with historic and growing numbers of a qualified and affordable workforce;

●	high historic and projected employment growth;

●	markets where demographics support need for senior living and healthcare related facilities;

●	markets with high levels of insured populations;

●	stable household income and general economic stability; and

●	sound real estate fundamentals, such as high occupancy rates and strong rent rate potential.

This is not a foreign business plan to the Company’s officers or Board of Directors and they plan on fully implementing the plan as stated in the business plan.

We are not a blank check company and do not consider ourselves to be a blank check company as we:

●	Have a specific business plan. We have provided a detailed plan for the next twelve (12) months throughout our Prospectus.

●	We have no intention of entering into a reverse merger with any entity in an unrelated industry in the future.

Upon the Company’s effectiveness, it is the officers and directors intention to seek out financing that would entail selling the stock available under this offering.

4. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

The Company is not using any graphics, maps, photographs and related captions or other artwork in the prospectus.

5. We note that you refer to a section entitled “Where you can find more information” on pages 1 and 21. We are unable to locate this section. Please revise or advise.

Revised to include the section that was accidently missing from the S-11

6. We note you indicate on the registration cover page that the proposed maximum offering price per share is $0.01. We further note you indicate throughout the document that the offering price of the common stock is $0.005 per share. Please revise to clarify.

The offering price is $.01.  We have fixed the typos in the document to correctly reflect an offering price of $.01

7. We note that some of the information in your prospectus does not reflect the current status of your business and plan of operations. For example, you refer to “minimal revenues” when you have had no revenue. We also note that you refer to “formation transactions” and “recent appraisals” but you only have a nominal amount of cash in assets as of June 30, 2012. Please revise your prospectus throughout in order to remove any such statements.

Corrected and revised “minimal revenue” to state “no revenue”.  Removed the language as requested.

8. Throughout your filing you discuss raising up to $200,000, but your offering is for 20 million shares of Class A Common Stock at $.005 per share, which indicates a maximum of $100,000. Please reconcile this discrepancy throughout your filing.

The offering price is $.01.  We have fixed the typos in the document to correctly reflect an offering price of $.01

Prospectus Cover Page

9. We note you indicate on the prospectus cover page that the Risk Factors section begins on page 4. We further note that the Risk Factors section begins on page 5. Please revise.

So revised

Item 3. Summary Information and Risk Factors, page 1

As discussed in Note B to the financial statements, the Company has suffered losses and has experienced negative cash flows from operations, which raises substantial doubt about the Company's ability to continue as a going concern.  Management's plans in regard to those matters are also described in Note B to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty
Revised

11. We note you indicate on page 1 that the Company focuses on the acquisition, development and management of single-family homes and multi-family properties in the U.S. and other financial investments. Please revise to clarify the other financial investments to which you are referring.

Revised and restated to state other revenue producing properties.

Our Direct Public Offering, page 3

12. We note you indicate on page 3 that the Company’s address is 2620 Regatta Drive. We further note you indicate on the cover page of the registration statement that the Company’s principal executive offices are located at 8275 S. Eastern Ave. Please revise to reconcile or explain.

We have corrected the address is 2620 Regatta Drive, the Eastern Ave address was a previous address.

Summary of this Offering, page 4

13. We note you indicate on page 4 that 300,000,000 shares of Class B Common Stock were outstanding before and after the offering. We further note you indicate on page 31 that you have issued 450,000,000 shares of Class B Common Stock. Please revise to reconcile or explain.

Removed the language reflected the duplicate entry of the 150,000,000 Class B shares issued on June 24.

Risk Factors, page 5

“The Company’s dividend policy may restrict growth and lead to dilution,” page 6

14. We note that you state on page 6 that the “Company intends to continue to pay dividends.” We further note that you have never paid dividends. Please revise.

Revised and updated to reflect the board of directors decision to not have a dividend policy at this time

Dividend Policy, page 11

15. We note you indicate in this section and on page 6 that you expect to distribute at least 70% of your net income from your properties to shareholders as dividend payments. Given that you have limited assets and no revenues, it appears that you do not have a reasonable basis for an estimated dividend. Please consider removing any reference to an estimated dividend. Please revise here and on page 6 to clarify that you may not be able to pay dividends in the foreseeable future.

We have removed this language and modified to reflect that the board of directors has decided not to distribute dividends to its shareholders at this time.  The board may decide to change its dividend policy in the future depending on the results of our operations, our financial condition and other factors related to the business that the board, in its sole discretion, may consider relevant.

Plan of Distribution, page 13

16. We note that you are offering for sale 20,000,000 shares in a self-underwritten offering. Please revise your disclosure in this section to identify your officers and directors who will sell these shares.

We added that Paul Howarth, Joseph Wade and M.L. Billington are the officers who will be selling the shares.

Item 10. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

17. Please revise your disclosure to provide more details about the company’s plan of operations for the next twelve months including the expected sources of such funding for the expenses associated with each milestone. Please explain how the company intends to meet each of the milestones if it cannot receive funding. See Item 101(a)(2) of Regulation S-K.

Revised to include additional language as requested above.  However, the plan to acquire the initial 3-5 properties coincides with the effectiveness of this S-1.  As such, the Company does not have much more than its states in its business plan as to where the capital will be source from and what the terms will look like until the Company completes the initial purchase of the 3-5 properties.  Additionally, the Company is not having discussions regarding capital raising during the pendency of the S-1.

Liquidity and Capital Resources, page 18

18. Your disclosure of issuances of 180 million shares of Class A Common Stock on July 1, 2012, and again on July 5, 2012, do not appear to agree to the number of shares outstanding disclosed elsewhere in your filing. Please revise.

We deleted the duplicate July 5, 2012 issuance.

Item 14. Description of Real Estate, page 22

19. Please revise your disclosure to state the nature of your title to the property and the nature and amount of all material mortgages, or other liens or encumbrances against such property. Please also revise to outline any proposed program for the renovation, improvement or development of such properties, including the estimated cost thereof and the method of financing to be used. Please refer to Item 14 of Form S-11.

Revised to include the language The Company owns the property in fee.  There are no mortgages, liens or encumbrances against the property at this time.  The Company did issue a note for $40,000 in connection with the purchase of the property but the note is unsecured at this time.

The Company is currently remodeling the property and expects to spend between $5,000 to $10,000 to finish the remodel prior to renting the property.  The officers and directors are providing the capital to remodel the property.

Item 17. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 23

20. Please revise your disclosure to indicate the number of holders of your Class B Common Stock. Please refer to Item 201(b)(1) of Regulation S-K.

Revised

21. We note you indicate on page 23 that there are 5 holders of the Company’s Class A Common Stock. We further note you indicate on page 23 that your Class A Common Stock is held by 4 shareholders. Please revise for consistency or explain.

Revised to correct the typo.  There are 4 holders of the Class A Common Stock

Item 18. Description of Registrant’s Securities, page 23

22. We note you indicate on page 24 that your Certificate of Incorporation authorizes the Company to issue up to 1,000,000,000 shares of Class B Common Stock. We further note you indicate on page 24 that there are 3,000,000,000 shares of Class B Common Stock issued and outstanding. Please revise to clarify.

Corrected the typo of 3000,000,000 to reflect 300,000,000.

Item 21. Directors and Executive Officers, page 25

23. Please refer to Item 401(a) of Regulation S-K and revise to indicate all positions and offices with the registrant held by each person. For example purposes only, we note that the registration statement is signed by M.L. Billington as a Director, by Joseph Wade as the Vice Chairman and by Paul Howarth as Chairman.

Revised

Item 22. Executive Compensation, page 28

24. We note you indicate on page F-13 that you issued shares of stock to your officers and directors at a discount. Please include this payment in your summary compensation table, as well as in your narrative discussion to the table, or tell us why it is not appropriate.

The shares were not issued at a discount.  The Company had no properties and had just been formed at the time the investments were made.  As the Comp[any began building out its business plan and acquired its initial property the Company is entitled to increase the value of the shares it seeks to sale.  As such, we not view those as being issued at a discount.

Item 23. Certain Relationship and Related Transactions and Director Independence, page 29

25. Please revise this section to provide the information required by Item 404(d) of Regulation S-K.

Revised

Item 24. Selection, Management and Custody of Registrant’s Investments, page 29

26. We note that Mr. Howarth is the managing member of Renard Properties, LLC, which acquires and invests in real estate throughout the United States. We further note that Mr. Wade is also a member of Renard Properties, LLC and that Renard Properties LLC is a shareholder of the registrant. Please revise to outline any provisions of the governing instruments which limit any director, officer, security holder or affiliate from engaging for their own account in business activities of the types conducted or to be conducted by the registrant. Please refer to Item 25 of Form S-11.

Revised to include the following language:

Conflicts of Interest

The officers and directors have acknowledged that under Delaware Corporate law that they must present to the Company any business opportunity presented to them as an individual that met the Delaware's standard for a corporate opportunity:  (1) the corporation is financially able to exploit the opportunity; (2) the opportunity is within the corporation's line of business; (3) the corporation has an interest or expectancy in the opportunity; and (4) by taking the opportunity for his own, the corporate fiduciary will thereby be placed in a position inimical to their duties to the corporation.

Outside Back Cover Page of the Prospectus

27. We note you include your dealer prospectus delivery obligation on your prospectus cover page. Please move your dealer prospectus delivery obligation to the outside back cover page of the prospectus. Please refer to Item 502(b) of Regulation S-K.

Revised

Part II. Information Not Required in Prospectus, Page 31

Item 33. Recent Sale of Unregistered Securities, page 31

28. We note you indicate on page 31 that shares were issued to your officers, directors and principal shareholders. We further note you indicate on page F-12 that you issued shares to Renard Properties, LLC, JW Group, Inc. and MLB Ventures, Inc. Please revise this section to provide the name of each individual or entity that was issued shares, as well as the number of shares issued to each individual or entity.

Revised

29. We note you indicate on page 31 that the Company issued a note to a third party to acquire a property. We further note that the Company issued shares to a third party. Please revise your disclosure throughout the document to identify these third parties.

Revised to include Orangebear, Inc. as the 3rd party

Exhibits Schedule, page 33

30. In your next amendment, please include a consent of your independent registered public accounting firm.

Included

Exhibit 5.1

31. Please have counsel revise the legal opinion to identify the “corporate records and other documents” they have examined in connection with their opinion.

Revised

Statement of Changes in Stockholders’ (Deficit) Equity, page F-4

32. We note that the share issuances presented in the table on February 28, 2012 and June 24, 2012 do not mathematically compute. Additionally, the number of shares of Class B Common Stock issued at the end of the period, 150 million, does not agree with the disclosed number of Class B shares on the Balance Sheet, 2 million. Finally, please revise the table to present all information as of June 30, 2012.

We corrected the typo on the balance sheet

Note E – Subsequent Events, page F-13

33. Please revise to provide more information regarding the property you acquired on July 1, 2012. Provide the terms of the debt and also tell us the company’s plan for this property. For example does the Company plan to rent this property or make improvements and then sell it to a third party. We may have further comment.

We revised and add language to the following: The note is an unsecured note with an interest rate of 5%.  The note is payable in 5 years from the date of issuance.  The Company is currently is the processes of fixing the property prior to renting the property to a tenant.  The Company does not intend to immediately resell the house but to beginning renting it out once the renovations are completed in the next few weeks.

Further, please note the Company acknowledges that:

☐	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
☐	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
☐	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Renegade Ventures, Inc.

By:/s/ Joseph Wade
Name: Joseph Wade
Title: Chief Financial Officer